Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430

Exemption No. 82-5030

(Summary Translation)

02 SEP 23 AM 10:36

JASDAQ

To: Japan Securities Dealers Association & Others

SUPPL

November 13, 2002

31-10, Sakuragaoka-Choh, Shibuya-ku, Tokyo, 150-0031

Omega Project Co., Ltd. (Japanese Securities Registration Code: 6819)

Toyoyuki Yokohama, Representative Director and President

Person to Contact: Masanori Shimada, Chief manager Tel: +813-6415-6070

Notification of Amendments to the Forecasted Numbers for the Semi-Annual Accounting Period ending September, 2002 and the Annual Accounting Period ending March, 2003.

The forecasted numbers for the results of business for the semi-annual period ended September, 2002 (from April 1, 2002 to September 30, 2002) announced by this company in the "Abbreviated Accounting Report (Consolidated/Unconsolidated) for March, 2002", dated May 31, 2002 as well as the forecasted numbers for the annual accounting period ended March, 2003, " are hereby amended as follows.

To Wit:

1. Amendment of the forecasted numbers for results of business for the semi-annual period ended September 30, 2002.

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

1) Contents of Amendment

(1) Consolidated Semi-Annual Period (from April 1, 2002 to September 30, 2002)

(Unit: ¥1,000,000)

	Gross Revenues	Ordinary Profits	Semi-Annual Net Profit
Previous Forecast (A) (compared % to the same period of the previous year)	10,800 (106.8%)	520 (—)	290 (—)
As Amended (B) (compared % to the same period of the previous year)	7,400 (73.2%)	340 (—)	570 (—)
Amount of Increase/Decrease (B-A)	△3, 400	△180	280
Percentage Change of Increase/Decrease	△31. 5%	△34. 6%	96. 6%

dlw 9/23

(2) Unconsolidated Semi-Annual Period (from April 1, 2002 to September 30, 2002)

(Unit: ¥1,000,000)

	Gross Revenues	Ordinary Profits	Semi-Annual Net Profit
Previous Forecast (A) (compared % to the same period of the previous year)	6，400 (101.4%)	465 (339.4%)	270 (675.0%)
As Amended (B) (compared % to the same period of the previous year)	5，800 (91.9%)	300 (219.0%)	550 (1,375.0%)
Amount of Increase/Decrease (B-A)	△600	△165	280
Percentage Change of Increase/Decrease	△9．4%	△35．5%	103．7%

(2) Reasons for Amendment

① The forecasted results of accounting reported for the semi-annual period were: unconsolidated gross revenues of ¥10,800,000,000, ordinary profits of ¥520,000,000, and net profits of ¥290,000,000, but are hereby amended downward to consolidated semi-annual gross revenues of ¥3,400,000,000, downward to consolidated ordinary profits of ¥180,000,000 and upward to net profits of ¥280,000,000.

The major reasons of the downward amendments to the consolidated gross revenue figures are: taking into considerations about the progress of the IPO project for the daughter & major affiliates holding company, BASARA Entertainment Inc., and the combination of the major Korean grand daughter company, STARMAX Co., Ltd. with another Korean public company, GAONIX Co., Ltd. dated July 22nd. this year, the Company's auditors have decided to exclude all the Korean companies business results from the Company's consolidated business results backing dated to April 1st. this year.

The break-down figures of the downward amendments of ¥ 3.4 billion to the consolidated gross revenue figures are: ¥2,200,000,000 less than forecast by the above said Korean companies' exclusion from the consolidated business results, ¥600,000,000 less than the forecast because of the other affiliates companies' shortage of sales and another ¥600,000,000 less than the forecast by the shortage of the Company.

The downward amendment reasons to the consolidated ordinary profit figures are basically because of the downward amendment of the consolidated gross revenue figures.

The upward amendment reasons to the consolidated net profits are ¥ 1 billion special profit by the sales of affiliate shares of BASARA Entertainment Inc. by the 25% shares because of BASARA's IPO project progress and ¥600 million special loss by the investment loss for European & USA linked software business and Music business.

② The forecasted results of accounting reported for the semi-annual period were: unconsolidated gross revenues of ¥6,400,000,000. ordinary profits of ¥465,000,000. and net profits of ¥270,000,000., but are hereby amended downward to unconsolidated semi-annual gross revenues of ¥600,000,000., downward to unconsolidated ordinary profits of ¥165,000,000. and upward to unconsolidated net profits of ¥280,000,000.

The reasons of the downward amendments to the unconsolidated gross revenue figures are: ¥600,000,000 less than the forecast for the Company's software business.

The reasons of the downward amendments to the unconsolidated ordinary profit figures are the downward amendment of gross revenue figures and some increase of the fixed costs of the Company.

The upward amendment reasons to the unconsolidated net profits are ¥ 1 billion special profit by the sales of affiliate shares of BASARA Entertainment Inc. by the 25% shares because of BASARA's IPO project progress and ¥600 million special loss by the investment loss for European & USA linked software business and Music business.

2. Amendment of the forecasted figures for the annual results of business ending March. 2003.

1) Contents of Amendment

(1) Consolidated Annual Period (from April 1, 2002 to March 31, 2003)

(Unit: ¥1,000,000)

	Gross Revenues	Ordinary Profits	Annual Net Profits
Forecast from Previous Period (A) (compared to the same period of the preceding year)	24,000 (110.0%)	1,150 (223.7%)	650 (182.6%)
As Amended (B) (compared to the same period of the preceding year)	14, 400 (66.0%)	720 (140.1%)	750 (210.7%)
Amount of Increase/Decrease (B-A)	△9,600	△430	100
Percentage Change of Increase/Decrease	△40. 0%	△37. 4%	15. 4%

Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430

(2) Unconsolidated Annual Period (from April 1, 2002 to March 31, 2003)

(Unit: ¥1,000,000)

	Gross Revenues	Ordinary Profits	Annual Net Profits
Forecast from Previous Period (A) (compared to the same period of the preceding year)	14,200 (104.6%)	1,033 (176.3%)	598 (213.6%)
As Amended (B) (compared to the same period of the preceding year)	13, 000 (95.7%)	700 (119.5%)	730 (260.7%)
Amount of Increase/Decrease (B-A)	△1, 200	△333	132
Percentage Change of Increase/Decrease	△8. 45%	△32. 2%	22. 1%

2) Reasons for Amendment

The reasons of the amendments of the forecasted accounting figures for the annual period for fiscal year 2002 was in accordance with the amendment of Korean companies' exclusion from the consolidated business results backing dated to April 1st. this year and from the last half of this fiscal year BASARA Entertainment Inc.& BASARA group 9 companies are accounted as the equity method affiliates companies (42% share holding basis) by the the sales of BASARA Entertainment Inc.'s 25% shares because of BASARA's IPO project progress.

End.

JASDAQ

02 SEP 23 AM 10: 36

November 13, 2002

To: Japan Securities Dealers Association & Others

31-10, Sakuragaoka-Choh, Shibuya-ku, Tokyo, 150-0031

Omega Project Co., Ltd. (Japanese Securities Registration Code: 6819)

Toyoyuki Yokohama, Representative Director and President

Person to Contact: Masanori Shimada, Chief manager Tel: +813-6415-6070

Notification of the status change of Korean affiliate company

The Company's grand daughter company, STARMAX Co., Ltd., in Korea was decided to exclude from the consolidated business results of the Company backing dated to April 1st. this year in accordance with the Company's independent auditors' latest decision, taking into considerations about the current progress of the IPO project of the daughter & major affiliates holding company, BASARA Entertainment Inc., after the combination of the Korean grand daughter company, STARMAX Co., Ltd., with another Korean public company, GAONIX Co., Ltd. dated July 22nd. this year.

1. Name of the Korean company; GAONIX Co., Ltd. (Previous name; STARMAX Co., Ltd.)

2. Change of the date; April 1st. 2002

3. Reasons of change;
   Used to the Company's independent auditors' accounting decision was to exclude STARMAX from the consolidated business results of the Company since October 1st. 2002, because of the holding shares percentage' declined to less than 20% after the combination with GAONIX Co., Ltd. dated July 22nd.
   But taking into considerations about the current progress of the IPO project of the daughter company, BASARA Entertainment Inc., the auditors' accounting decision was required to be rearranged to exclude STARMAX Co., Ltd. from the consolidated business results of the Company backing dated to April 1st. this year.

4. Outline of the Korean company;
   (1) Corporate Name : GAONIX Co., Ltd. (Previous name; STARMAX Co., Ltd.)
   (2) Representative Director : Jin Woo Kim
   (3) Location of head office : Seoul in Korea
   (4) Incorporation date : March 27th. 1984
   (5) Business outline : Planning, production and sales of Theater Film, Home Video & DVD.
   Services for Sporting facilities and Sporting related business.

(6)	Fiscal Period	:	January to December
(7)	No. of employers	:	About 350 (Consolidated basis)
(8)	Capital	:	About 13 billionWon
(10)	Total assets	:	About 100 billion Won
(11)	Recent business results	:	Based on STARMAX Co., Ltd. as of Dec. End, 2001. Sales; About 37 billion Won Ordinary profits; About 3 billion Won

5. Current business forecast

Regarding the information about the current business forecast, please refer the information released as "Notification of Amendments to the Forecasted Numbers for the Semi-Annual Accounting Period ending September, 2002 and the Annual Accounting Period ending March, 2003."

End

Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430

Exemption No. 82-5030

(Summary Translation)

02 SEP 23 AM 10: 36

JASDAQ

November 13, 2002

To: Japan Securities Dealers Association & Others

31-10, Sakuragaoka-Choh, Shibuya-ku, Tokyo, 150-0031

Omega Project Co., Ltd. (Japanese Securities Registration Code: 6819)

Toyoyuki Yokohama, Representative Director and President

Person to Contact: Masanori Shimada, Chief manager Tel: +813-6415-6070

Notification of the change of the Independent Auditors of the Company

Through the board of directors meeting dated on September 13th. 2002, the Company decided to change the Company's Independent Auditors as below mentioned in accordance with the regulation of Auditor's Special Rule Article 6, No.4 with the required conditions of the approval on the Annual General Meeting expected to be held by the end of June 2003.

To Wit:

1. Reason of the change

For the aim of securing the more proper and more prompt auditing by the Company's Independent Auditors' examinations, the Company decided to be examined newly by the BDO Sanyu & Co., Accountants and Consultants. On the other hand the previous Independent Auditors, ChuoAoyama Audit Corporation, specializes on the examinations for the Company's affiliate holding company, BASARA Entertainment Inc., including Korean group companies to examine the independence of BASARA group companies under the IPO project progress.

2. The retiring Independent Auditors' name & address
   3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo 100-6088
   ChuoAoyama Audit Corporation
   Representative and Engagement Partner, CPA. Mr. Masayoshi Ueda

3. The newly appointed Independent Auditors' name & address
   1-24-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-0023
   BDO Sanyu & Co.
   Representative and Engagement Partner, CPA. Mr. Jun Sugita

4. The date of change
   September 20th. 2002.

End

(Summary Translation)

JASDAQ

02 SEP 23 AM 10:36

November 13, 2002

To: Japan Securities Dealers Association & Others

31-10, Sakuragaoka-Choh, Shibuya-ku, Tokyo, 150-0031
Omega Project Co., Ltd. (Japanese Securities Registration Code: 6819)
Toyoyuki Yokohama, Representative Director and President
Person to Contact: Masanori Shimada, Chief manager Tel: +813-6415-6070

Notification of the retirement of the two board directors of the Company

Through the board of directors meeting dated on September 13th. 2002, the two of the external board directors of the Company retire from their position as of September 20th. 2002.

To Wit:

1. Reasons of retirement

For the successful achievement of the IPO project of the Company's affiliate holding company, BASARA Entertainment Inc., the two of the external board directors of the Company specialize on the full-time directors' positions for BASARA Entertainment Inc.

2. Specific information about retirement

Change of the position	Name of the director	Previous position before change
Retirement	Mr. Yasuhiko Kinoshita	External director
Retirement	Mr. Sumizi Miyake	External director

End